UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

January 10, 2013	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant

PO9 1SA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2012

Havant, UK — January 10, 2013 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the fourth quarter and fiscal year ended November 30, 2012. Revenues for the fourth quarter were $265.4 million, a decrease of 31.5% compared to revenues of $387.6 million for the same period in the prior year.

For the fourth quarter of fiscal 2012, GAAP net loss was $7.9 million, or $0.29 per share, compared to GAAP net income of $18.5 million, or $0.65 per diluted share, in the same period in the prior year. Non-GAAP net loss was $6.4 million, or $0.24 per share, compared to non-GAAP net income of $20.8 million, or $0.73 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the fourth quarter was 14.5%, compared to 17.7% in the same period in the prior year and 18.6% in the prior quarter. The decrease from the prior year primarily reflects a decline in gross margins for the Enterprise Data Storage Solutions products due to the effect of fixed costs relative to lower revenues.

Revenues for fiscal year 2012 were $1,158.9 million, a decrease of 20% compared to revenues of $1,448.5 million for fiscal year 2011. Gross profit margin for fiscal year 2012 was 16.9% compared to 15.3% in the previous year. The increase from the prior year was primarily due to higher margins for HDD Capital Equipment products.

GAAP net income for fiscal year 2012 was $17.7 million, or $0.63 per diluted share, compared to GAAP net income of $28.3 million, or $0.92 per diluted share, for fiscal year 2011. Non-GAAP net income for fiscal year 2012 decreased to $24.6 million, or $0.87 per diluted share, compared to non-GAAP net income of $39.0 million, or $1.27 per diluted share, for fiscal year 2011.

On December 17, 2012, the Company declared a one-time, special cash dividend of $2.00 per common share and an accelerated quarterly dividend of $0.075 per common share. These dividends, which totaled $56.1 million, were paid on December 31, 2012 to shareholders of record as of December 27, 2012. The Company did not repurchase any of its common shares under its previously announced share repurchase plan during the fourth quarter. Repurchases in the 2012 fiscal year totaled 1,199,275 common shares at a total cost of $13.6 million. The Company’s cash balance amounted to $117.2 million at the end of the fiscal year, an increase of $14 million from the end of the third quarter.

“Fiscal year 2012 was a challenging year for Xyratex. The macro-economic conditions certainly shifted midway through the year and both markets we serve experienced dynamic changes that caused our customers to be more cautious than our original expectations. Throughout the year we made adjustments to our business plan model to react to these unexpected changes in both the global economy as well as those specific to the markets in which we participate. I believe that we are executing well on the long-term strategy that we outlined in October and we have positive results with new customer wins and opportunities heading into fiscal year 2013. We have made significant progress in the High Performance Computing data storage market with partners such as Cray Computing, DELL and HP, and I believe we are well positioned with our unique IP to deliver greater value for our customers and partners,” said Steve Barber, CEO of Xyratex. “Over the next 18 to 24 months, we have a number of new opportunities, particularly in the areas of High Performance Computing data storage and Big Data, that I believe will be positive for the company. We will continue to focus on new growth opportunities while also managing our costs and investments. I believe we are well positioned to capitalize on these opportunities.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the first quarter of 2013 is projected to be in the range of $159 million to $189 million.

•                  The company anticipates recording a net loss per share of between $0.08 and $0.28 on a GAAP basis in the first quarter. On a non-GAAP basis the company anticipates recording a net loss per share of between $0.01 and $0.21 in the first quarter. Non-GAAP net loss per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Thursday, January 10, 2013.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 706-7745
Outside the United States	(617) 614-3472
Passcode	41863387

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through January 17, 2013 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	35785028

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share exclude (a) amortization and impairment of intangible assets, (b) equity compensation expense, (c) the reduction in acquisition deferred consideration, (d) the tax effects related to (a) through (c), (e) the recognition of a Malaysia deferred tax asset in the first quarter of fiscal 2012 and (f) the tax expense resulting from a reduction in the deferred tax asset caused by a fall in U.K. tax rates. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the reduction in acquisition deferred consideration is non-cash and not comparable across periods or with other companies, (d) the exclusion of the related tax effects of excluding items (a) through (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred;  (e) the recognition of the Malaysia deferred tax asset relates to the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed; and (f) the impact of the reduction in tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset which is expected to reduce over time.

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or our future financial performance, including our projected revenue and net loss per share data on a GAAP and non-GAAP basis for the first quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended,
	November 30,	November 30,	November 30,	November 30,
	2012	2011	2012	2011
	(US dollars in thousands, except per share amounts)

Revenues	$265,446	$387,593	$1,158,898	$1,448,476
Cost of revenues	226,941	318,993	963,062	1,226,404
Gross profit	38,505	68,600	195,836	222,072

Operating expenses:
Research and development	26,436	27,286	103,667	115,558
Selling, general and administrative	17,507	14,263	68,432	66,377
Restructuring costs	4,120	2,750	4,120	2,750
Impairment of intangible assets	—	2,230	—	2,230
Amortization of intangible assets	617	897	3,154	4,176
Total operating expenses	48,680	47,426	179,373	191,091
Operating income (loss)	(10,175)	21,174	16,463	30,981
Interest income, net	176	104	799	392
Income (loss) before income taxes	(9,999)	21,278	17,262	31,373
Provision (benefit) for income taxes	(2,056)	2,762	(398)	3,076
Net income (loss)	$(7,943)	$18,516	$17,660	$28,297

Net earnings (loss) per share:
Basic	$(0.29)	$0.67	$0.64	$0.96
Diluted	$(0.29)	$0.65	$0.63	$0.92

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	27,024	27,544	27,513	29,605
Diluted	27,024	28,505	28,199	30,631

Cash dividends declared per share	$0.08	$0.06	$0.29	$0.11

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2012	2011
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$117,174	$132,630
Accounts receivable, net	132,917	200,742
Inventories	171,605	164,180
Prepaid expenses	3,134	3,296
Deferred income taxes	228	9,020
Other current assets	7,121	7,016
Total current assets	432,179	516,884
Property, plant and equipment, net	40,194	45,215
Intangible assets, net	14,975	18,128
Deferred income taxes	23,929	13,476
Total assets	$511,277	$593,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$82,125	$168,696
Employee compensation and benefits payable	17,961	21,786
Deferred revenue	18,521	7,692
Income taxes payable	369	43
Other accrued liabilities	17,767	26,312
Total current liabilities	136,743	224,529
Long-term debt	—	—
Total liabilities	136,743	224,529

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,024 and 27,568 issued and outstanding	270	276
Additional paid-in capital	354,593	361,070
Accumulated other comprehensive income	863	(1,337)
Accumulated income	18,808	9,165
Total shareholders’ equity	374,534	369,174
Total liabilities and shareholders’ equity	$511,277	$593,703

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended,
	November 30, 2012	November 30, 2011
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$17,660	$28,297
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,936	19,405
Amortization of intangible assets	3,155	4,176
Impairment of intangible assets	—	2,230
Non-cash equity compensation	6,602	7,127
Loss on sale of assets	2,297	1,299
Deferred income taxes	(2,541)	1,438
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	67,825	8,753
Inventories	(7,425)	31,846
Prepaid expenses and other current assets	1,208	(3,971)
Accounts payable	(86,571)	15,162
Employee compensation and benefits payable	(3,825)	(852)
Deferred revenue	10,829	(10,266)
Income taxes payable	326	(687)
Other accrued liabilities	(1,743)	2,975
Net cash provided by operating activities	25,733	106,932

Cash flows from investing activities:
Investments in property, plant and equipment	(15,212)	(20,232)
Payment for acquisition of intangible assets	(3,500)	(4,700)
Acquisition of business	—	(7,433)
Net cash used in investing activities	(18,712)	(32,365)

Cash flows from financing activities:
Proceeds from issuance of shares	661	3,344
Repurchase of shares	(13,600)	(32,290)
Dividends to shareholders	(9,538)	(1,459)
Decrease in book overdraft	—	(2,374)
Net cash used in financing activities	(22,477)	(32,779)
Change in cash and cash equivalents	(15,456)	41,788
Cash and cash equivalents at beginning of period	132,630	90,842
Cash and cash equivalents at end of period	$117,174	$132,630

XYRATEX LTD

SUPPLEMENTAL INFORMATION

Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

	Three Months Ended		Year Ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

GAAP net income (loss)	$(7,943)	$18,516	$17,660	$28,297

Amortization of intangible assets	617	897	3,154	4,176
Equity compensation	1,554	859	6,602	7,127
Reduction in acquisition deferred consideration	—	(676)	—	(676)
Impairment of intangible assets	—	2,230	—	2,230
Tax effect of above non-GAAP adjustments	(526)	(1,074)	(2,450)	(3,214)
Effect of changes in tax rates	(134)	—	1,105	1,044
Malaysia deferred tax asset recognized	—	—	(1,489)	—

Non-GAAP net income (loss)	$(6,432)	$20,752	$24,582	$38,984

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$(0.29)	$0.65	$0.63	$0.92

Amortization of intangible assets	0.02	0.03	0.11	0.14
Equity compensation	0.06	0.03	0.23	0.23
Reduction in acquisition deferred consideration	—	(0.02)	—	(0.02)
Impairment of intangible assets	—	0.08	—	0.07
Tax effect of above non-GAAP adjustments	(0.02)	(0.04)	(0.09)	(0.10)
Effect of changes in tax rates	(0.01)	—	0.04	0.03
Malaysia deferred tax asset recognized	—	—	(0.05)	—

Diluted non-GAAP earnings (loss) per share	$(0.24)	$0.73	$0.87	$1.27

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$200,135	$352,578	$974,043	$1,324,547
HDD Capital Equipment	65,311	35,015	184,855	123,929
Total	$265,446	$387,593	$1,158,898	$1,448,476

Gross profit:
Enterprise Data Storage Solutions	$28,487	$62,467	$155,326	$212,654
HDD Capital Equipment	10,298	6,295	41,475	10,242
Equity compensation	(280)	(162)	(965)	(824)
Total	$38,505	$68,600	$195,836	$222,072

Summary Of Equity Compensation

Cost of revenues	$280	$162	$965	$824
Research and development	522	290	2,300	2,534
Selling, general and administrative	752	407	3,337	3,769

Total equity compensation	$1,554	$859	$6,602	$7,127

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: January 10, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer